UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 5)
Revance Therapeutics, Inc.
(Name of Subject Company)
Revance Therapeutics, Inc.
(Name of Persons Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
761330109
(CUSIP Number of Class of Securities)
Mark J. Foley
President and Chief Executive Officer
1222 Demonbreun Street, Suite 2000
Nashville, TN 37203
(615) 724-7755
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Howard Ellin
Demetrius Warrick
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
(212) 735-3000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note
This Amendment No. 5 (which we refer to as this “Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 12, 2024, by Revance Therapeutics, Inc., a Delaware corporation (“Revance” or the “Company”). We refer to the Schedule 14D-9, together with the exhibits thereto and as it may be amended or supplemented from time to time, as the “Schedule 14D-9.” The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Reba Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Crown Laboratories, Inc., a Delaware corporation (“Crown” and together with Merger Sub, the “Buyer Parties”), to purchase all of the outstanding Shares at an offer price of $3.10 per Share (the “Offer Price”).
The Offer is disclosed in the Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by the Buyer Parties with the SEC on December 12, 2024, and is made upon the terms and subject to the conditions set forth in the related offer to purchase (the “Offer to Purchase”) and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Unless the context otherwise indicates, we use the terms “us,” “we” and “our” to refer to Revance.
Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined in this Amendment No. 5 have the meanings given to them in the Schedule 14D-9. This Amendment No. 5 is being filed to reflect certain updates as reflected below.

Item 2.	Identity and Background of Filing Person.
Item 2 (“Identity and Background of Filing Person”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following information set forth below after the last paragraph of the subsection entitled “Tender Offer”:
On January 21, 2025, Crown announced an extension of the Expiration Time until one minute past 11:59 p.m., Eastern Time, on February 4, 2025, unless the Offer is further extended or earlier terminated pursuant to the terms of the A&R Merger Agreement. The Offer was previously scheduled to expire one minute past 11:59 p.m., Eastern Time, on January 28, 2025.
On January 21, 2025, the Company and Crown issued a joint press release announcing the extension of the Offer, a copy of which is filed as Exhibit (a)(5)(D) to this Schedule 14D-9 and is incorporated herein by reference.
Item 8.	Additional Information to be Furnished.
Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following information set forth below after the last paragraph of the subsection entitled “Subsequent Events”:
On January 17, 2025, the Revance Board convened and later informed Crown that, after consultation with representatives of Skadden and Centerview, the Revance Board had unanimously approved the Crown Proposal to enter Amendment No. 2 to the A&R Merger Agreement (the “Second Amendment to the A&R Merger Agreementt”) to provide for an offer price of $3.65.
Also on January 17, 2025, Revance, Merger Sub and Crown executed the Second Amendment to the A&R Merger Agreement. The Second Amended and Restated Equity Commitment Letter and Second Amended and Restated Limited Guarantee were also executed and delivered by the parties.
On January 21, 2025, the Company and Crown issued a joint press release announcing the signing of the Second Amendment to the A&R Merger Agreement which increased the offer price of the tender offer by Merger Sub to purchase the outstanding Shares of the Company.
ITEM 9.	EXHIBITS
Item 9. “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibits:

Exhibit No.	Description
(e)(28)
Amendment No. 2 to the Amended and Restated Agreement and Plan of Merger, by and among Crown Laboratories, Inc., Reba Merger Sub, Inc. and Revance Therapeutics, Inc., dated as of January 17, 2025 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Revance on January 21, 2025).

(a)(5)(D)
Joint Press Release issued by Crown Laboratories, Inc. and Revance Therapeutics, Inc., dated January 21, 2025 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Revance on January 21, 2025).

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:	January 21, 2025

Revance Therapeutics, Inc.

By:	/s/ Mark J. Foley
Name:	Mark J. Foley
Title:	President and Chief Executive Officer

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